UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
October 8, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

POSTING OF CIRCULAR AND NOTICE OF GENERAL MEETING

Westonaria, 7 October 2013: Shareholders are referred to the announcement on 21 August 2013, that Sibanye Gold had entered into an agreement with Gold One International Limited (“Gold
One”), to acquire Gold One’s West Rand Operations (the “Cooke
Operations”), in exchange for such number of new Sibanye Gold shares as represents 17% of Sibanye Gold’s issued share capital on a fully diluted basis (“the Consideration Shares”), on the closing date of the transaction (the “Proposed Transaction”).

The resolution required for the allotment and issue of the
Consideration Shares is set out in the Notice of General Meeting
(the “Notice”) as Ordinary Resolution Number 1. It requires the approval of a majority of the Sibanye Gold shareholders to be passed. Sibanye Gold wishes to advise that the circular
containing the Notice (the “Circular”) was posted to all
shareholders today and is available on the website
(www.sibanyegold.co.za).

Notice of the General Meeting

Notice is hereby given for the General Meeting, as set out in the
Circular, to be held at Libanon Business Park, 1 Hospital Street
(off Cedar Avenue), Libanon, Westonaria, 1780, South Africa, on
Tuesday, 5 November 2013 at 09h00 to deal with such business as stated in the Notice.

SALIENT DATES AND TIMES
Circular posted to Shareholders
Monday, 7 October 2013
Last day to trade in order to be
eligible to attend and vote at the
General Meeting
Thursday, 24 October 2013
Record date for attending and
voting at the General Meeting

Thursday, 31 October 2013

Last day to lodge forms of proxy
in respect of the General Meeting
by 09:00
Friday, 1 November 2013
General Meeting of Shareholders to
be held at 09:00
Tuesday, 5 November 2013

ENDS
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

7 October 2013

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
8 October, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer